Filed by The Flexi Group Holdings Ltd

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: The Flexi Group Holdings Ltd

Commission File No. 001-269739

Date: June 26, 2023

Set forth below is the text of an article that appeared in Edge Malaysia (print and online (pay only)) on June 26, 2023:

city & country

REAL ESTATE MATTERS

Growing Big

After merging their business Common Ground with two other successful brands - The Hive from Hong Kong and The Cluster from Melbourne - co-directors Juhn Teo (left) and Erman Akinci talk about potentially taking The Flexi Group, now one of the largest flexible office operators in the region, public and growing the business. Chai Vee Hoong has the story on Page 4.

Flexible workspace operator eyes regional growth

BY CHAI YEE HOONG

city.country@bizedge.com

Flexible workspaces have been around longer than we think, although the trend only began to gain traction in the 2010s. We soon started hearing conversations about whether flexible workspaces would be here to stay or even take over traditional offices.

Two forward-thinking men — Juhn Teo, then head of investment at GuocoLand (M) Bhd and CEO of Tower REIT; and Erman Akinci, then Catcha Group director of business development — left their jobs and started a coworking business, Common Ground, in 2017.

Fast-forward to today and Common Ground has merged with two regional brands — the Hive from Hong Kong and The Cluster from Australia — to create The Flexi Group, one of the largest flexible workspace operators in Asia-Pacific. Together, the group has a portfolio of 43 venues across eight countries with a wide range of flexible office solutions for businesses of all sizes — from start-ups to large corporations. Common Ground has 20 venues in Malaysia, Thailand, and the Philippines.

After a tour of the first Common Ground venue — a stylish and modern penthouse space in Wisma UOA Damansara II, Damansara Heights in Kuala Lumpur — City & Country sits down with Teo and Erman, both directors of The Flexi Group, for an exclusive interview.

“Even before Covid-19, we were looking at ways to grow organically. We saw great opportunities in the whole region, not just Southeast Asia, but Asia-Pacific [as well]. So we spent a number of years talking to several other operators in the region about some kind of merger,” says Teo.

The merger last year made a lot of sense, he adds. “The Hive was in seven countries and we were in three, and it was roughly the same size as us and on a similar journey. It was in countries we weren’t in, and vice versa, so it made a lot of sense from a geographical footprint perspective and in terms of having a different brand that appealed to different customer segments.”

The Hive is a mid-tier brand operating in historical or Grade B buildings in residential, suburban, central business district (CBD) or CBD fringe areas in Hong Kong, Australia, Singapore, Taiwan, Thailand and Vietnam, whereas Common Ground is a mid- to high-tier brand with offices in Grade A or upmarket retail developments in CBD and CBD fringe areas in Malaysia, the Philippines, and Thailand. The Cluster is a high-tier brand with offices in Grade A or Grade A+ office buildings in the Melbourne CBD.

“The Hive appeals to creative companies, startups and SMEs (small and medium enterprises), whereas Common Ground has a broader appeal, ranging from start-ups and SMEs in industries ranging from technology and professional services to large multinational corporations that utilise our Enterprise Solutions. They are two very complementary brands. As for The Cluster, the brand is a more polished and upmarket offering with an upper-tier pricing,” says Teo.

“Our multi-brand strategy allows us to target multiple customer segments with different pricing, building, location, and office size preferences. It also allows us to work with landlords across all asset classes, from Grade A+ offices to buildings with historical character,” he adds.

In addition, the merger would allow them to leapfrog into a scale that was interesting to investors, Erman says. “Regardless of whether we did the merger or not, our intentions were to grow this business. The whole Covid-19 experience actually weeded out a lot of the less-sturdy operators, and we found that the business, with our asset-light strategy, was so much more robust and foundationally strong, but not big enough for private equity.

“That’s what pushed us towards the merger, because if we were ever going to go beyond just a nice cute little business, we needed to get to scale quickly, and the only way to do that was to find somebody with enough scale and merge with them, and they saw the logic in that strategy.”

Teo shares that a potential Nasdaq listing via a merger with Tsangs Group Venture Corp (TGVC) came up as an option post-merger. “We were attracting a lot of interest from the investment community and once we looked into the benefits of going public, we could see this was a very compelling option that fitted where the business was heading. It will allow us to attract different types of capital via equity and debt instruments that will assist us in our growth strategy.”

“One of our growth strategies is consolidating a fragmented flexible workspace industry,” Erman chimes in. “There’s just a multitude of small to mid-sized operators that have under six venues, and our strategy is to grow through mergers and acquisitions (M&A) with these amazing operators to create a global company with brands that would allow for further differentiation in local markets.

“Our overall location strategy is venue depth. We aim to operate at least 10 venues per city across multiple brands to increase our percentage of market opportunities.”

The Common Ground Bukit Bintang in Kuala Lumpur is one of the mid- to high-tier brand’s 20 venues located across Malaysia, Thailand, and the Philippines

“Even before Covid-19, we were looking at ways to grow organically. We saw great opportunities in the whole region, not just Southeast Asia, But Asia-Pacific [as well].” —Teo

Asset light all the way

As part of its growth strategy, The Flexi Group will continue to take the asset-light approach through low-risk landlord partnerships and offer enterprise solutions for large multinational corporations (MNCs), while building its multi-brand offering with a large venue depth or a large, decentralised network of flexible workspaces and broad collection of localised venues.

“What saved us during Covid were the asset-light model and landlord partnerships,” says Erman. “What has changed isn’t so much the core product — we still have our Hot Desk, Fixed Desk, and Private Office — but the huge influx of interest from larger MNCs.”

The Flexi Group currently serves some of the region’s largest companies through its fully flexible products like Corporate Flex Solution and Enterprise Solutions. The former gives corporations the ability to provide their employees flexible workspace services across all of the group’s locations and facilities, whereas the latter is a custom-built facility for large corporations that are typically completed on wholesale prices and for longer lease terms.

“It’s very different catering to a company that has six to 10 staff members versus a 400-staff MNC. The basic product was fine for a smaller team, but if you’re going to make a value proposition for a team of 400, it takes a different kind of thinking. And where we’ve been able to gain ground with the larger corporations is an offering that doesn’t necessarily compete economically to them doing their own office,” says Erman.

“The other thing was being able to offer venue depth. A 400-staff company doesn’t care how big the venue is, but it does care about the distance and proximity; management wants [their employees] to be five minutes away from the [coworking] venue,” he adds.

In contrast to a traditional lease arrangement whereby a flexible workspace operator covers the entire cost of the fit-out, security deposit, and operating capital necessary during the renovation period, The Flexi Group’s asset-light model is based on a partnership with the landlord via management or hybrid agreement deal structures that comes with a variable rent or profit-sharing element, whereby landlords typically provide 70% to100% of the capital outlay for the venue’s fit-out and operating capital necessary during the renovation and ramp-up period. The Flexi Group will be responsible for the design, build and operation of the space in return for a percentage of the gross revenue and profits.

“We’ve had a lot of success with this strategy, which is evident when we talk to landlords or asset owners after the merger,” says Teo. “The crux of the business is a real estate leasing business. Most, if not all, landlords see that the way the world is now is that at least one or two floors of their building have to be a flexible offering. They’ve come to understand that the demand for smaller, bite-size offices is very real. So when we pitch an idea about partnering with them on a flexible office product, and we come in with three different brands, it makes that offering more compelling because landlords have their own vision for their building and there’s going to be one brand that suits their vision, be it price point, design, layout or size. Each of the three [The Flexi Group] brands serves a very different market segment.”

An interesting thing to note, says Teo, is that many real estate developers have started allocating space within their buildings for a flexible office.

“In some of the more mature real estate markets, developers had already planned out a part of their building for flexible office operators. Some of the new venues that are opening this year, like in Bangkok, Manila and Australia …we started those discussions with the landlords when they were in the planning phase a year or two ago. That’s something that we didn’t see back in 2016 and 2017. A number of the newer venues we’re locking in now are with buildings that are still somewhere in the construction phase.

“If you look at Hong Kong, which is a slightly more mature market for commercial real estate, landlords there have already gone for a full management model where they will pay for the entire fit-out of the space and the operating expenses. We will come in with our brand, software and know-how to run the space for them and take a percentage of the revenue and profits. This is one end of a whole spectrum of deals, and very similar to the hotel management model,” Teo explains.

In Malaysia, Teo says, the group’s locations’ business models are mostly joint ventures. “If you win, we win, and vice versa. Our fortunes are tied together. And over here, we see a lot of landlord motivation coming from two main mindsets. One is from developers that still have a lot of excess capacity, buildings that are not fully occupied; and the second is from landlords and developers that are continually turning away enquiries for smaller spaces for 10 people or 2,000 sq ft, because they only have whole or half floors available.

“By partnering with The Flexi Group on joint-venture agreements, landlords can improve tenant engagement and retention by tapping into our community development programmes; improve the amenities within the building by giving tenants access to our collaborative spaces, which may include boardrooms, podcast studios,

CONTINUES NEXT PAGE

The Hive Carpenter venue in Singapore … The Hive is The Flexi Group’s mid-tier brand operating in CBD or CBD fringe areas in Hong Kong, Australia, Singapore, Taiwan, Thailand and Vietnam.

“There’s just a multitude of small to mid-sized operators that have under six venues, and our strategy is to grow through M&A with these amazing operators to create a global company with brands that would allow for further differentiation in local markets.” — Erman

The Hive in Wan Chai, Hong Kong

FROM PREVIOUS PAGE

photography studios, and townhall areas; and gain increased financial returns from their assets.”

Expansion plans

The group will continue its consolidation strategy through M&A with operators across the globe, including Asia-Pacific, North America, the Middle East and Europe, with a view to grow to 100 locations in the next three years.

“We kind of view the flexible office industry as heading in the way the hotel industry did,” says Teo. “Twenty years ago, there was a lot of consolidation and several mergers that took place for the hotel industry, which is slightly more mature than the flexible office industry. Take the Marriott International and the Accor Group. Their multi-brand strategy has proven very fruitful. We see that having multi-brands makes it more conducive to win the pitch and that’s why we continue looking for more brands to come onto our platform as we grow.”

The first phase of the expansion plan is mainly focused on Southeast Asia. “That’s our home turf, and we’re going in with two key strategies,” says Erman. “One is to go into new markets or markets that we don’t have a lot of strength in; for example, markets where we lack venue depth. We think the Philippines is very exciting and has really strong industry economics.”

The group will also be looking at Australia, Indonesia, and Singapore.

“We’re in discussions with brands in Sydney and Perth — two very large cities but also underserved in many ways,” Teo says. “Indonesia is probably the last country in Southeast Asia that we don’t have a presence in, so we’re looking at opportunities there, starting in Jakarta. And Singapore, where we’ve got only four venues, has a lot of low-hanging fruit.”

In Bangkok, the group has plans to open up more Common Ground venues. “We’ve got two venues with the Central Group right now and are looking to do another two potential opportunities this year. One of our current locations is in Central World, their biggest shopping mall and the biggest landmark in downtown Bangkok,” Teo shares.

“The largest venue in our whole portfolio and the region is with the Central Group at approximately 60,000 sq ft in a Grade A office building in Bangkok. So the vision is to keep opening Common Ground venues in office buildings and malls, not just in Bangkok, but also across the rest of Thailand.”

The Middle East is another market in which the group has started discussions. “There’s a lot of demand in places like Dubai, Abu Dhabi, and Saudi Arabia. Many developers and property companies there are seeing rising interest from companies that are setting up base in those locations. Also, they have a very transient population as most of them are foreigners and expats who want to have a flexible format, shorter-term lease with everything taken care of rather than be tied down by a five-year lease,” he adds.

Challenges and sustainability

In terms of challenges to the flexible office industry, one of the major ones is macroeconomics, says Teo. “The flexible office industry is a subset of the wider commercial real estate industry, so it’s very sensitive to macroeconomics, just like rents do fluctuate from city to city based on where the economic cycle is at the time.”

For example, the average monthly seat price across the group’s inventory in Malaysia has recovered since the peak of the pandemic, says Teo. “We have been on an uptick since the MCO [movement control order] ended in late-2021. Our average seat price might have been around RM700 during the trough of the cycle but has recovered to RM800 to RM900 now. Before Covid, our average was a little bit north of RM1,000, and we are getting back up to that level again.”

Staying relevant is another challenge, Erman points out. “It’s going to take some element of innovation as it is a dynamic space. It’s also a tough space to operate in. For example, we’re still trying to figure out what some of these larger corporations want — some things are working, some things aren’t. We’re still innovating.”

Nonetheless, both Teo and Erman are bullish on where the industry is heading.

“The challenges that the commercial real estate industry is going through right now are actually a by-product of an environment where traditional office renters don’t quite know what they want and are not willing to commit. Commercial real estate is struggling because a number of these larger MNCs are re-evaluating how they want to use their space. This is where I see opportunities,” says Erman.

The flexible office space is also somewhat more robust, he adds.

“What we tend to find is that as the market is adjusting, people have a tendency to not want to commit to longer leases, so they move towards flexibility no matter what. So if the market is cooling down and businesses are taking less space, they have a desire to not want to sign a long lease,” he adds.

The evidence of sustainability also comes from demand, says Teo. “From our conversations with developers and landlords, there is demand coming in for more flexible terms and smaller formats, and their data is showing that the demand is way higher than it was in 2017 when we first started having these discussions.”

The increasingly hybrid nature of the work environment today is also contributing to the huge growth in demand, especially from large corporations, he says.

“We are seeing a conscious effort to promote hybrid working and putting employees’ convenience foremost, coming from the larger corporations. Some of our notable tenants are GSK [formerly GlaxoSmithKline] and Al-Rajhi Bank, for which we’re doing large format Enterprise Solutions. These MNCs were there before the pandemic but we’re seeing a much larger influx of these clientele coming to us post-Covid to help deliver on their changing workplace needs.”

The duo believes that flexible office space is here to stay.

“I can’t even tell you the last time I’ve had to explain the product to an office manager or a developer because they already know it,” Erman remarks. “As difficult as Covid was, the silver lining is that it educated an entire industry on our product, and now we don’t have to deal with that uphill battle of educating them. This is why I’m bullish.

“As for where we’re going to settle between the whole flexible versus not flexible universe, our bet is that it will settle somewhere in between. It’s never going to go all the way back to just [the traditional] office, but it’s never going to go all the way flexible. I think that the middle ground is where it’s going to settle into, and we’re fine with that because we see a huge opportunity to build an industry in that middle ground. We believe that as the dust settles, the guy who moves fast now will be best positioned to take advantage of that over the next five to six years,” he concludes.

‘Challenges are macroeconomics and staying relevant’

One of The Cluster’s upmarket workspaces in the Melbourne CBD

* * * * *

The below was not included in the above article:

Additional Information

This article includes information that relates to a proposed transaction between The Flexi Group Limited and TG Venture Acquisition Corp. (“TGVC”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any offer, sale or exchange of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, The Flexi Group Holdings Ltd filed a registration statement on F-4 on February 13, 2023 (the “Registration Statement”), as amended, with the Securities and Exchange Commission (the “SEC”) that includes a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus, and TGVC, The Flexi Group Holdings Ltd or a successor entity thereof may file additional relevant materials with the SEC. A proxy statement/prospectus will be sent to all shareholders of TGVC and The Flexi Group. The Flexi Group Holdings Ltd, TGVC or a successor entity thereof will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and shareholders of The Flexi Group and TGVC are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by The Flexi Group Holdings Ltd, TGVC or any successor entity thereof through the website maintained by the SEC at www.sec.gov. Full details of the transaction can be found in the Registration Statement.

The documents filed by TGVC with the SEC also may be obtained free of charge upon written request to TG Venture Acquisition Corp, 1390 Market Street, Suite 200, San Francisco, CA 94102 or via email at info@tgventureaquisition.com. The documents filed by The Flexi Group Holdings Ltd or any successor entity thereof with the SEC also may be obtained free of charge upon written request to The Flexi Group Holdings Ltd, Wisma UOA II, Penthouse 16-1 Level 16, No. 6, Changkat Semantan, Bukit Damansara, 50490 Kuala Lumpur, Malaysia or via email at contact@theflexigroup.com.

Participants in the Solicitation

The Flexi Group, TGVC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TGVC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of TGVC’s securities are, or will be, contained in TGVC’s filings with the SEC, and such information and names of The Flexi Group’s directors and executive officers will also be in the Registration Statement, which will include the proxy statement of TGVC.

Non-Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TGVC, The Flexi Group, The Flexi Group Holdings Ltd or any successor entity thereof, nor shall there be any offer, solicitation, or sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward Looking Statements

This article contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. All forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties. These forward-looking statements are not intended to serve as a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release. You should carefully consider the foregoing factors and the risks and uncertainties described in the “Risk Factors” section of the Registration Statement and proxy statement/prospectus discussed above and other documents filed or to be filed by TGVC, The Flexi Group Holdings Ltd and/or any successor entity thereof from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and The Flexi Group and The Flexi Group Holdings Ltd and TGVC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.